ENDORSEMENTS
(Only we can endorse this contract.}

AUTOMATIC PREMIUM LOAN
,This !fldorsement is aneched 10 and made .,i part of this ccintra.c:t on the contract date:
tf this provision.sin effect at the end of a grace period any premium not paid wrU be paid tiv charging it as a loan on the contcuct. But t.hfs w,11 be done only if the co,,,uact fund, minus an contracl debt is enough to do so.
Pruco Ufe lnwrsnc-e Comp-any,

Secretary